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                                                     Filer: Brown & Brown, Inc.
                                                     Subject Company: Raleigh,
                                                     Schwarz & Powell, Inc.
                                                     Commission File No : 0-7201

  This communication is filed pursuant to Rules 165 and 425 promulgated under
                     The Securities Act of 1933, as amended

                         RALEIGH, SCHWARZ & POWELL, INC.
                         1201 PACIFIC AVENUE, SUITE 1000
                            TACOMA, WASHINGTON 98402

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          To Be Held On August 29, 2001

To the Shareholders of Raleigh, Schwarz & Powell, Inc.:

         Notice is hereby given that a special meeting of shareholders of Raleigh, Schwarz & Powell, Inc. will be held on Friday, August 31, 2001, at 4:00 p.m., Pacific Time, at 1201 Pacific Avenue, Ninth Floor, Education Center, Tacoma, Washington. We will hold the special meeting to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization, dated as of July 25, 2001, as amended (the "Merger Agreement"), among Brown & Brown, Inc., Brown & Brown of Washington, Inc., a wholly-owned subsidiary of Brown & Brown, Inc., and Raleigh, Schwarz & Powell, Inc. and the Raleigh, Schwarz & Powell, Inc. Employee Stock Ownership Plan ("ESOP").

         Under the Merger Agreement, Raleigh, Schwarz & Powell will become a wholly-owned subsidiary of Brown & Brown, Inc. through the merger of Brown & Brown of Washington, Inc., with and into Raleigh, Schwarz & Powell. Upon completion of the merger, each share of Raleigh, Schwarz & Powell common stock outstanding immediately prior to the merger will be canceled and converted into the right to receive shares of common stock of Brown & Brown, Inc.

         If the merger is completed, the shareholders of Raleigh, Schwarz & Powell will receive, in accordance with their respective ownership interests in Raleigh, Schwarz & Powell, shares of Brown & Brown common stock equal to:

         - $32,896,489 minus 82.24% of the amount by which the consolidated total net worth (as defined in the Merger Agreement) of Raleigh, Schwarz & Powell and its affiliate, Golden Gate Holdings, Inc., is less than $13,000,000 at the effective time of the merger, divided by

         - the average closing price of Brown & Brown common stock as reported on The New York Stock Exchange for the 20 consecutive day period ending at the close of business on the third business day before the merger becomes effective.

         Only shareholders of record at the close of business on July 16, 2001 are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. Participants in the ESOP who have shares allocated to their accounts at the close of business on July 16, 2001, are eligible to instruct the ESOP fiduciary, Consulting Fiduciaries, Inc., on the voting of those shares. RALEIGH, SCHWARZ & POWELL SHAREHOLDERS AND/OR THE ESOP FIDUCIARY MAY BE ENTITLED TO DISSENTERS' RIGHTS UNDER CHAPTER 23B.13 OF THE REVISED CODE OF

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WASHINGTON. CHAPTER 23B.13 AND A SUMMARY OF IT ARE ATTACHED FOR YOUR
INFORMATION.

         A SUMMARY OF THE PROPOSED MERGER IS ATTACHED FOR YOUR CONSIDERATION. BROWN & BROWN WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT, WHICH SHALL CONTAIN A PROXY STATEMENT/PROSPECTUS TO BE USED BY RALEIGH, SCHWARZ & POWELL IN CONNECTION WITH ITS SOLICITATION OF SHAREHOLDER APPROVAL OF THE PROPOSED MERGER, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER. WE WILL SEND YOU A COPY OF THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION REGARDING BROWN & BROWN, RALEIGH, SCHWARZ & POWELL, THE PROPOSED MERGER AND INSTRUCTIONS AS TO HOW TO VOTE YOUR SHARES OF RALEIGH, SCHWARZ & POWELL COMMON STOCK.

         YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT BROWN & BROWN, AT THE SECURITIES AND EXCHANGE COMMISSION'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO BROWN & BROWN, INC., ATTN: CORPORATE SECRETARY, 401 EAST JACKSON STREET, SUITE 1700, TAMPA, FLORIDA 33602 (813-222-4100), OR TO RALEIGH, SCHWARZ & POWELL, INC., ATTN: JOHN P. FOLSOM, 1201 PACIFIC AVENUE, NINTH FLOOR, TACOMA, WASHINGTON (253) 396-5500.

                                    By order of the Board of Directors,

                                    /s/ Elvin J. Vandeberg

                                    Secretary
TACOMA, WASHINGTON
AUGUST 9, 2001


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                            MERGER AGREEMENT SUMMARY

         The following summary describes the proposed merger agreement. While Brown & Brown and Raleigh, Schwarz & Powell believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement will be attached the forthcoming proxy statement/prospectus, and Brown & Brown and Raleigh, Schwarz & Powell urge you to read it carefully.

GENERAL

         If the Raleigh, Schwarz & Powell shareholders holding at least two-thirds of the outstanding shares of Raleigh, Schwarz & Powell common stock have approved the merger and the other conditions to the merger have been satisfied or waived, a wholly-owned subsidiary of Brown & Brown named Brown & Brown of Washington, Inc. will be merged with and into Raleigh, Schwarz & Powell. Raleigh, Schwarz & Powell will survive the merger as a wholly-owned subsidiary of Brown & Brown and will change its name to "Brown & Brown of Washington, Inc."

EXCHANGE OF SHARES

         With the exception of dissenting shares, each issued and outstanding share of Raleigh, Schwarz & Powell common stock, referred to in this proxy statement/prospectus as Raleigh, Schwarz & Powell common stock, will be canceled and converted into shares of Brown & Brown common stock. The number of shares of Brown & Brown Common stock you will receive will be determined as described in the forthcoming proxy statement/prospectus under the section entitled "The Merger--Treatment of Raleigh, Schwarz & Powell Common Stock."

DISSENTERS' RIGHTS

         If any Raleigh, Schwarz & Powell shareholder asserts dissenters' rights under Washington law, Raleigh, Schwarz & Powell must promptly notify Brown & Brown of the claim or demand. Brown & Brown will have the right to conduct jointly with Raleigh, Schwarz & Powell all negotiations and proceedings with respect to any claim or demand. Raleigh, Schwarz & Powell will not, except with the prior written consent of Brown & Brown, make any payment with respect to, or settle or offer to settle, any demand for payment.

REPRESENTATIONS AND WARRANTIES

         Raleigh, Schwarz & Powell made representations and warranties in the merger agreement regarding aspects of its organization, capital structure, financial statements, authority to enter into the merger agreement, and the absence of brokers and financial advisors. Raleigh, Schwarz & Powell also made other customary representations and warranties, relating to, among other things:

         - its financial statements and absence of undisclosed material liabilities;

         -        absence of changes in its business since June 30, 2001;

         -        regulatory approvals required for completion of the merger;

         -        title to property it owns or leases;

         -        various aspects of its intellectual property;

         -        environmental matters;

         - litigation or investigations pending or threatened against it or to which it is a party;


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         -        its taxes and tax obligations;

         -        its employee benefit plans;

         -        compliance with applicable laws;

         -        its material contracts and compliance with them;

         -        material contractual restrictions on its business;

         -        its insurance;

         -        pooling of interests accounting matters;

         -        securities laws; and

         - the accuracy of information it provided to be included in any filings with a governmental entity having jurisdiction over the merger or the transactions contemplated thereby.

         In the merger agreement, Brown & Brown and/or Brown & Brown of Washington, Inc. also made representations and warranties regarding aspects of its organization, capital structure, financial statements, authority to enter into the merger agreement, and the absence of brokers and financial advisors. The validity of the common stock to be issued in connection with the merger and the accuracy and completeness of documents and reports filed by Brown & Brown with the Securities and Exchange Commission.

         In the merger agreement, the ESOP also made representations and warranties regarding its authority to enter into the merger agreement and ownership of the shares of Raleigh, Schwarz & Powell common stock held by the ESOP.

         The representations and warranties in the merger agreement are detailed and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled "Representations and Warranties of the Sellers" and "Representations and Warranties of Buyers."

CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

         Raleigh, Schwarz & Powell has agreed that until the completion of the merger, Raleigh, Schwarz & Powell will carry on its business in the ordinary course and will use reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees and preserve its relationships with customers and others with which it has business dealings. In particular, subject to some exceptions, Raleigh, Schwarz & Powell will not, among other things:

         - sell, lease, license, encumber or otherwise dispose of any of its assets or agree to take any of the foregoing actions;

         - other than in the ordinary course of business, acquire or agree to acquire interests or assets in other entities;

         - issue, or authorize the issuance of, additional equity securities;

         - other than in the ordinary course of business consistent with past practice, incur or guarantee any indebtedness, issue or sell any debt securities or guarantee any debt securities of other; or

         -        enter into any material lease.


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         The agreements related to the conduct of Raleigh, Schwarz & Powell's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the section of the merger agreement entitled "Covenants."

CHARTER DOCUMENTS OF THE SURVIVING CORPORATION

         The articles of incorporation of Brown & Brown of Washington, Inc. as in effect immediately before the effective time will become the articles of incorporation of the surviving corporation. The bylaws of Brown & Brown of Washington, Inc. will become the bylaws of the surviving corporation.

FEES AND EXPENSES OF THE MERGER

         Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the merger shall be paid by the party incurring such expenses, except that Raleigh, Schwarz & Powell will be responsible for the expenses relating to termination, winding down and liquidation of the ESOP.

CONDITIONS TO COMPLETION OF THE MERGER

         The obligations of Brown & Brown and Raleigh, Schwarz & Powell to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

         - the merger agreement, the merger and the related transactions will have been approved by the holders of at least two-thirds of the outstanding shares of common stock of Raleigh, Schwarz & Powell common stock;

         - Brown & Brown and Raleigh, Schwarz & Powell will have timely obtained from the relevant governmental entities all authorizations, consents, orders or approvals, if any, necessary for completion of or in connection with the merger and the transactions contemplated by the merger agreement, except for such authorizations, consents, waivers or approvals the failure to obtain would not have a material adverse effect;

         - the Securities and Exchange Commission declaring effective the registration statement on Form S-4 registering the issuance of Brown & Brown common stock in the merger effective;

         - no temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the merger shall be in effect;

         - an escrow agreement will have been executed by Brown & Brown and each of the Raleigh, Schwarz & Powell shareholders (excluding the ESOP);

         - an escrow agreement will have been executed by Brown & Brown and the ESOP;

         - an indemnification agreement will have been executed by Brown & Brown, Brown & Brown of Washington, Inc. and each of the Raleigh, Schwarz & Powell shareholders, excluding the ESOP; and

         -        the merger between Brown & Brown and Golden Gate Holding, Inc.
                  will have become effective.

         - Employment agreements will have been executed by Brown & Brown and those employees of Raleigh, Schwarz & Powell specified in the merger agreement.


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         The obligations of Raleigh, Schwarz & Powell to complete the merger are subject to the satisfaction or waiver by it of each of the following additional conditions:

         - the representations and warranties of Brown & Brown and Brown & Brown of Washington, Inc. in the merger agreement will be true and correct in all material respects as of the closing date, and Brown & Brown and Merger Sub will have performed in all material respects all obligations of the merger agreement required to be performed by them at or prior to the closing date;

         - Raleigh, Schwarz & Powell will have received a legal opinion from the Assistant General Counsel of Brown & Brown;

         - Brown & Brown will have executed non-competition agreements with those shareholders specified by Brown & Brown and agreed to by Raleigh, Schwarz & Powell;

         Brown & Brown and Brown & Brown of Washington, Inc.'s obligations to complete the merger are subject to the satisfaction or waiver by it of each of the following additional conditions:

         - the representations and warranties of Raleigh, Schwarz & Powell in the merger agreement will be true and correct in all material respects as of the closing date, and Raleigh, Schwarz & Powell will have performed in all material respects all obligations of the merger agreement required to be performed by Raleigh, Schwarz & Powell as of the effective time, and Raleigh, Schwarz & Powell will have delivered a closing certificate to that effect;

         - all current employees of Raleigh, Schwarz & Powell specified in the merger agreement will have executed and delivered to Brown & Brown employment agreements with Brown & Brown;

         - those employees specified by Brown & Brown and agreed to by Raleigh, Schwarz & Powell will have executed and delivered to Brown & Brown non-competition agreements with Brown & Brown;

         - Brown & Brown and Brown & Brown of Washington, Inc. will have been satisfied, in its sole discretion, with the results of its due diligence investigation of Raleigh, Schwarz & Powell;

         - each of the Raleigh, Schwarz & Powell shareholders will have delivered to Brown & Brown his or her Raleigh, Schwarz & Powell stock certificates;

         - each of the Raleigh, Schwarz & Powell shareholders will have executed and declared to Brown & Brown a release;

         - Certain of the Raleigh, Schwarz & Powell shareholders will have executed non-competition agreements;

         - Raleigh, Schwarz & Powell will have delivered to Brown & Brown those schedules required under the merger agreement in form and substance satisfactory to Brown & Brown;

         - Brown & Brown will have confirmed its belief when it signed the letter of intent that the merger and the issuance of Brown & Brown common stock will qualify for treatment for accounting purposes as a pooling-of-interests transaction, and the holders of no more than 10% of the outstanding shares of Raleigh, Schwarz & Powell common stock will have exercised dissenters' rights; and

         - Brown & Brown will have received a legal opinion from counsel to Raleigh, Schwarz & Powell.


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TERMINATION

         At any time before the effective time of the merger, the merger agreement may be terminated by the mutual written consent of Brown & Brown and Raleigh, Schwarz & Powell.

         At any time before the effective time of the merger, the merger agreement may also be terminated by either party under any of the following circumstances:

         - if the merger is not completed by August 31, 2001, provided that if delays in the registration of the Brown & Brown common stock prevent the closing from occurring by that date, then the parties shall agree to extend the termination date to November 30, 2001;

         - if any permanent injunction or other order of a court or other competent authority preventing consummation of the merger shall have become final and non-appealable; or

         - if there is a material breach of any representation, warranty, covenant or agreement by the non-terminating party which breach shall not have been cured prior to the consummation of the merger.

         If either Brown & Brown or Raleigh, Schwarz & Powell terminates the merger agreement as set forth above, the merger agreement will become void and there shall be no liability or obligation on the part of any party, except to the extent that such termination results from the breach by a party of any of its representations, warranties, covenants or agreements set forth in the merger agreement.

EXTENSION AND WAIVER

         Either of Brown & Brown or Raleigh, Schwarz & Powell may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.


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                               DISSENTERS' RIGHTS

         The following is a summary of Title 23B of the Washington Business Corporation Act Chapter 23B.13 Dissenters Rights', which sets forth the procedures that a dissenting Raleigh, Schwarz & Powell shareholder must follow in order to perfect dissenters' rights under Washington law. Raleigh, Schwarz & Powell shareholders should carefully review Washington law, to determine their dissenters' rights.

         If a Raleigh, Schwarz & Powell shareholder elects to exercise its dissenters' rights, such shareholder must do ALL of the following:

         (1) prior to the special meeting, deliver to Raleigh, Schwarz & Powell a written notice demanding payment for its shares if the merger is approved; and

         (2) not vote in favor of the merger agreement. If a Raleigh, Schwarz & Powell shareholder returns a signed proxy but does not specify a vote against approval of the merger, then the proxy will be voted for approval of the merger, which will have the effect of waiving that shareholder's dissenters' rights.

         All written objections and demands for payment should be addressed to:
Raleigh, Schwarz & Powell, Inc., 1201 Pacific Avenue, Suite 1000, Tacoma, Washington 98402, Attention: John P. Folsom.

         Within 10 days of the effective time of the merger, Raleigh, Schwarz & Powell will give written notice to each dissenting shareholder stating where the demand for payment must be sent, informing holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, supplying a form for the demand of such payment and setting a date by which Raleigh, Schwarz & Powell must receive the payment demand.

         By the date set forth in Raleigh, Schwarz & Powell's notice, a dissenting shareholder must demand payment, certify that it acquired beneficial ownership of the shares before the date set forth in Raleigh, Schwarz & Powell's notice and deposit with Raleigh, Schwarz & Powell the shareholder's certificates. Raleigh, Schwarz & Powell will pay each dissenting shareholder who timely complied with these requirements the amount Raleigh, Schwarz & Powell estimates to be the fair value of the dissenting shareholder's shares, plus accrued interest.

         Under Washington law, a dissenting shareholder may notify Raleigh, Schwarz & Powell in writing of its own estimate of the fair value of its shares and amount of interest due, and demand payment of the dissenter's estimate if:

         - it believes the amount paid is less than the fair value of its shares, or the interest due was incorrectly calculated;

         - Raleigh, Schwarz & Powell fails to make payment within 60 days after the date set forth demanding payment; or

         - Raleigh, Schwarz & Powell does not effect the proposed merger and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set forth demanding payment.

         If a demand for payment remains unsettled, within 60 days after receiving the payment demand Raleigh, Schwarz & Powell must petition the Washington court to determine the fair value of the shares plus accrued interest. If Raleigh, Schwarz & Powell does not timely commence the proceeding, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded.


                           REVISED CODE OF WASHINGTON


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                        CHAPTER 23B.13 DISSENTERS' RIGHTS

Sections

23B.13.010     Definitions.
23B.13.020     Right to dissent.
23B.13.030     Dissent by nominees and beneficial owners.
23B.13.200     Notice of dissenters' rights.
23B.13.210     Notice of intent to demand payment.
23B.13.220     Dissenters' notice.
23B.13.230     Duty to demand payment.
23B.13.240     Share restrictions.
23B.13.250     Payment.
23B.13.260     Failure to take action.
23B.13.270     After-acquired shares.
23B.13.280     Procedure if shareholder dissatisfied with payment or offer.
23B.13.300     Court action.
23B.13.310     Court costs and counsel fees.


RCW  23B.13.010  DEFINITIONS.

  As used in this chapter: (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

  (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

  (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

  (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

  (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

  (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

  (7) "Shareholder" means the record shareholder or the beneficial shareholder.


RCW  23B.13.020  RIGHT TO DISSENT.

  (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

  (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

  (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

  (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

  (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or


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  (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

  (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

  (a) The proposed corporate action is abandoned or rescinded;

  (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

  (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.


RCW 23B.13.030 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

  (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

  (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

  (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

  (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.


RCW  23B.13.200  NOTICE OF DISSENTERS' RIGHTS.

  (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

  (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after [the] effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.


RCW 23B.13.210 NOTICE OF INTENT TO DEMAND PAYMENT.

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

  (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

RCW  23B.13.220  DISSENTERS' NOTICE.

  (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

  (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:


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  (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

  (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

  (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

  (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

  (e) Be accompanied by a copy of this chapter.

RCW  23B.13.230  DUTY TO DEMAND PAYMENT.

  (1) A shareholder sent a dissenters' notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

  (2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

  (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter.

RCW  23B.13.240  SHARE RESTRICTIONS.

  (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

  (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.


RCW  23B.13.250  PAYMENT.

  (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

  (2) The payment must be accompanied by: (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

  (b) An explanation of how the corporation estimated the fair value of the shares;

  (c) An explanation of how the interest was calculated;

  (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

  (e) A copy of this chapter.

RCW  23B.13.260  FAILURE TO TAKE ACTION.

  (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

  (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.


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RCW  23B.13.270  AFTER-ACQUIRED SHARES.

  (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

  (2) To the extent the corporation elects to withhold payment under subsection
(1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.


RCW 23B.13.280 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

  (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

  (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

  (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

  (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

  (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.


RCW  23B.13.300  COURT ACTION.

  (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

  (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

  (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

  (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b)


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for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW
23B.13.270.

RCW  23B.13.310  COURT COSTS AND COUNSEL FEES.

  (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

  (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

  (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

  (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.



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